NEWS RELEASE

BIOFUEL REPORTS FOURTH QUARTER AND YEAR END 2010 RESULTS

DENVER, COLORADO – MARCH 28, 2011 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its fourth quarter and year end 2010 results.  For the year ended December 31, 2010, the net loss was $25.2 million on revenues of $453.4 million, compared with a net loss of $19.7 million on revenues of $415.5 million for the year ended December 31, 2009.  For the quarter ended December 31, 2010, the net loss was $1.1 million on revenues of $141.4 million, compared with net income of $8.8 million on revenues of $120.4 million in the year-ago quarter.  For the year ended December 31, 2010, the net loss attributable to common shareholders was $20.0 million, or $.79 per share, while for the fourth quarter the net loss attributable to common shareholders was $1.0 million, or $.04 per share.

For the full year 2010, the Company’s operating loss was $13.6 million, which resulted from $454.6 million in cost of goods sold, including $323.9 million for corn, and $12.4 million in general and administrative expenses.  During the year the Company had $11.6 million in interest expense which resulted in a net loss of $25.2 million. Operating income for the fourth quarter 2010 was $2.5 million, which resulted from $136.3 million in cost of goods sold, including $104.8 million for corn, and $2.6 million in general and administrative expenses. The Company also had $3.5 million of interest expense in the fourth quarter, which resulted in a net loss of $1.1 million.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “During the quarter we launched the rights offering at the end of December, which successfully closed in early February and improved our balance sheet.  While we are disappointed with our net loss for the year, we think our entire operations team can be proud of showing significant improvement in driving out operating costs over the course of the year.”

At December 31, 2010, the Company had $189.4 million in term loans outstanding under its senior debt facility, $20.0 million borrowed under its bridge loan facility, and $21.4 million borrowed under its subordinated debt facility.  At December 31, 2010, the Company held $7.4 million of cash and equivalents and equity totaled $54.4 million, including $0.3 million of noncontrolling interest.  As previously announced, the Company completed its rights offering and concurrent LLC private placement on February 4, 2011, which generated aggregate gross proceeds of $46.0 million.  The Company used the proceeds to repay in full its bridge loan facility and subordinated debt facility and to make certain other payments.

The Company plans to host a conference call on Tuesday, March 29, 2011 beginning at 1:00 p.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 13119.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 153871.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
Summary Income Statement	2009	2010	2009	2010
Net sales	$120,418	$141,383	$415,514	$453,415
Cost of goods sold	105,839	136,301	404,750	454,638
Gross profit (loss)	14,579	5,082	10,764	(1,223)
General and administrative expenses:
Compensation expense	1,609	1,678	6,160	6,830
Other	1,267	923	9,327	5,565
Other operating expense	-	-	150	-
Operating income (loss)	11,703	2,481	(4,873)	(13,618)
Interest income	4	-	78	-
Interest expense	(2,870)	(3,544)	(14,906)	(11,605)
Other non-operating expense	-	-	(1)	-
Net income (loss)	8,837	(1,063)	(19,702)	(25,223)
Less: Net (income) loss attributable to the noncontrolling interest	(1,989)	16	6,072	5,240
Net income (loss) attributable to BioFuel Energy Corp. common shareholders	$6,848	$(1,047)	$(13,630)	$(19,983)

Income (loss) per share - basic attributable to BioFuel Energy Corp. common shareholders	$0.27	$(0.04)	$(0.57)	$(0.79)
Income (loss) per share - diluted attributable to BioFuel Energy Corp. common shareholders	$0.21	$(0.04)	$(0.57)	$(0.79)

Weighted average shares outstanding:
Basic	24,902	25,449	23,792	25,421
Diluted	32,593	25,449	23,792	25,421

Additional operational data
Ethanol sold (gallons, in thousands)	55,821	56,511	218,389	224,187
Dry distillers grain sold (tons, in thousands)	123.8	120.7	484.6	498.1
Wet distillers grain sold (tons, in thousands)	87.7	95.8	370.8	362.1
Average FOB price of ethanol sold (per gallon)	$1.91	$2.16	$1.64	$1.77
Average FOB price of dry distillers grain sold (per ton)	$101.78	$132.57	$106.45	$102.38
Average FOB price of wet distillers grain sold (per ton)	$29.44	$44.76	$33.18	$28.61
Average corn cost (per bushel)	$3.67	$5.06	$3.61	$4.02

	December 31,	December 31,
Summary Balance Sheet	2009	2010

Cash and equivalents	$6,109	$7,428
Accounts receivable	23,745	27,802
Inventories	20,885	23,689
Prepaid expenses	2,529	1,561
Other current assets	325	3,330
Property, plant and equipment, net	284,362	260,078
Debt issuance costs, net	6,472	4,979
Other non-current assets	2,348	2,844
Total assets	$346,775	$331,711

Total current liabilities	$40,830	$52,238
Long-term debt, net of current portion	220,754	215,479
Tax increment financing, net of current portion	5,591	5,245
Other non-current liabilities	1,705	4,327
Total liabilities	268,880	277,289

BioFuel Energy Corp. stockholders' equity	72,235	54,170
Noncontrolling interest	5,660	252
Total equity	77,895	54,422
Total liabilities and stockholders' equity	$346,775	$331,711

Total shares outstanding at March 22, 2011 (a)	123,064,368

(a)	Includes common shares and Class B common shares, net of 809,606 shares held in treasury.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com